Exhibit 21.1

LIST OF SUBSIDIARIES

The following is a list of subsidiaries of VIVUS, Inc.

1.VIVUS UK Limited (United Kingdom), a wholly owned subsidiary of VIVUS, Inc.

2.VIVUS BV (Netherlands), a wholly owned subsidiary of VIVUS, Inc.

3.Vivus Limited (Bermuda), a wholly owned subsidiary of VIVUS, Inc.

4.Vivus International, L.P. (Bermuda), General Partner Vivus Limited

5.Vivus International Limited (Ireland), a wholly owned subsidiary of VIVUS, Inc.